NO ACT

10
12-21-12


13000149



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2013

John A. Berry
Abbott Laboratories
john.berry@abbott.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-01-2013

Re: Abbott Laboratories
Incoming letter dated December 21, 2012

Dear Mr. Berry:

This is in response to your letters dated December 21, 2012 and January 7, 2013 concerning the shareholder proposal submitted to Abbott by Kenneth Steiner. We also have received letters on the proponent's behalf dated December 27, 2012 and January 6, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 21, 2012

The proposal requests that the board take the steps necessary so that each voting requirement in the charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against the proposal, or if necessary the closest standard to a majority of votes cast for and against the proposal consistent with applicable laws.

There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause Abbott to violate state law. Accordingly, we will not recommend enforcement action to the Commission if Abbott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Abbott relies.

Sincerely,

Kate Beukenkamp
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Richman, Laura D. <LRichman@mayerbrown.com>
Sent: Monday, January 07, 2013 7:28 PM
To: shareholderproposals
Cc: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Abbott Laboratories-Shareholder Proposal Submitted by Kenneth Steiner [MB-AME.FID647178]
Attachments: Simple Majority Vote - Abbott Response to Chevedden Letters.pdf

Follow Up Flag: Follow up
Flag Status: Completed

Please see the attached letter on behalf of Abbott Laboratories.

Laura D. Richman, Esq.
Mayer Brown LLP
T +1 312 701 7304
lrichman@mayerbrown.com
F +1 312 706 8194
71 South Wacker Drive
Chicago, Illinois 60606

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



January 7, 2013

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

By letter dated December 21, 2012 ("Abbott's No-Action Request"), Abbott Laboratories ("Abbott" or the "Company") requested confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Kenneth Steiner (together with John Chevedden, his designated proxy for the proposal, the "Proponent") from the proxy materials for Abbott's 2013 annual shareholders' meeting.

By letter dated December 27, 2012, the Proponent asserted that Abbott's No-Action Request "may be incomplete because it does not seem to address whether Illinois law has provisions that automatically call for a super majority vote unless the company opts out."

By letter dated January 6, 2013, the Proponent attached a report that he claims shows that the Company has supermajority voting provisions. We note that the voting provisions highlighted by the Proponent in this report are not provisions contained in Abbott's charter or by-laws, but rather statutory default voting provisions or provisions by which Illinois corporations may elect to not be governed.

The Proponent's assertions are irrelevant to the proposal and Abbott's No-Action Request. We call your attention to the proposed resolution submitted by the Proponent for inclusion in Abbott's proxy materials, which reads as follows:

> RESOLVED, Shareholders request that our board take the steps necessary so that ***each voting requirement in our charter and bylaws*** that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. (emphasis added)

This proposal is limited to a request for the elimination of charter and by-law provisions that provide for a greater than simple majority vote. Neither the proposed resolution nor the Proponent's supporting statement requests the Company to take steps to supersede the statutory default voting requirements of the Illinois Business Corporation Act (the "IBCA"). Similarly, the Proponent's proposal also does not


Abbott
A Promise for Life



request that Abbott take steps to affirmatively elect, where permitted, to not be governed by provisions of the IBCA (as opposed to superseding statutory default provisions). A proposal to eliminate existing charter and by-law provisions is different than a proposal to adopt new charter or by-law provisions superseding statutory default voting requirements or opting out of statutory provisions in their entirety.

As explained in Abbott's No-Action Request, the Proponent's proposal has been substantially implemented because Abbott's Articles of Incorporation do not contain any shareholder or director voting requirements, and none of Abbott's By-law provisions regarding shareholder or director voting calls for greater than the lowest majority vote permitted by the IBCA. The Proponent's responses to Abbott's No-Action Request also further reinforce Abbott's position that the proposal is so inherently vague or indefinite that neither shareholders voting on the proposal nor the Company in implementing the proposal (if adopted) would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. The proposal is clearly limited to voting provisions contained in Abbott's charter and bylaws while the Proponent's recent letters indicate that the Proponent may be seeking to encompass a broader range of actions than those requested by the proposal.

For the foregoing reasons and the reasons set forth in Abbott's No-Action Request, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proponent's proposal is omitted from Abbott's 2013 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the proposal from our 2013 proxy materials, please contact me by phone at 847.938.3591 or via e-mail at John.Berry@abbott.com, or Jessica Paik by phone at 847.937.5550 or via email at Jessica.Paik@abbott.com. We may also be reached by facsimile at 847.938.9492. We would appreciate it if you would send your response to us via email or by facsimile. The Proponent may be reached by phone at *** FISMA & OMB Memorandum M-07-16 ***

Very truly yours,

John A. Berry

John A. Berry
Abbott Laboratories
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Sunday, January 06, 2013 4:38 PM
To: shareholderproposals
Cc: John A. Berry
Subject: # 2 Rule 14a-8 Proposal Abbott Laboratories (ABT)
Attachments: CCE00002.pdf

Ladies and Gentlemen:
Please see the attached letter regarding the company no action request.
Sincerely,
John Chevedden
cc: Kenneth Steiner

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Abbott Laboratories (ABT)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 21, 2012 company request concerning this rule 14a-8 proposal.

The attached Board Analyst report shows that the company has supermajority provisions in spite of the company claim that it does not have supermajority provisions.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

John A. Berry <John.Berry@abbott.com>



Board Analyst

Abbott Laboratories (ABT)

GOVERNANCE RATING INFORMATION					
TCL Rating	D	Governance Risk Assessment	High	Last Data Update: 12/21/2012	Update Reason: Auditor Changes
				Last Rating Change: 7/7/2008	Previous Rating: C
				Comments Submitted by Company? No	

Board: LOW CONCERN

Compensation:

- A review of information in this company's SEC filings has raised concerns regarding compensation-related governance risk. Additional detail on these concerns may be found in the Analyst Comment, Events and CEO Compensation sections of this report.

Takeover Defenses: LOW CONCERN

Accounting: LOW CONCERN

Analyst Comments:

The D rating for Abbott Laboratories is unchanged due to concerns related to executive compensation. As an example, Chairman and CEO Miles D. White's fiscal 2011 total summary compensation (TSC) is more than four times the median for the other named executive officers (NEOs). This amount includes $1.9 million in salaries, exceeding the limit for deductibility under Section 162(m) by more than 90%. When base salaries for those executives subject to 162(m) exceed the limit by so much, it raises concerns about the decision-making of the board when it comes to protecting shareholders interest. The CEO's TSC also included more than $5.4 million in pension increases – which is more than the salaries for all NEOs combined. In fact, Mr. White has over $30 million in accumulated pension benefits under the SERP, which has vested for the CEO and distributed about $3 million in payments in 2011. The remainder of the CEO's TSC amount consists of $11.6 in long-term equity awards, $4.2 million in cash bonuses, and about $900K in "all other compensation" consisting of company contributions to deferred plans, personal use of corporate aircraft, personal security, and a company car. Both short- and long-term incentives are based on annual performance. Not included in the CEO's TSC are over $10 million in equity profits from the vesting of stock awards and exercised stock options. Finally, the company does not have a formal clawback policy which would allow for the recovery of executive compensation in the event of fraud or financial restatements. Compensation polices such as these are not in the interests of company shareholders. (4/13/2012)

TAKEOVER DEFENSES	
Board Accountability	
Has Effective Classified (Staggered) Board?	No
Has Classified (Staggered) Board?	No
Multiple Classes of Voting Stock?	No
Multiple Class Stock Notes:	No Known Concerns
Director Removal Only for Cause?	No
Vote Required to Remove For Cause:	51%
Vote Required to Remove Without Cause:	51%
Can Shareholders Fill Board Vacancies?	Yes
Shareholder Voting and Action Rights	
Cumulative Voting?	Yes
Vote Required to Call Special Meeting:	20%
Is Special Meeting Rule More or Less Restrictive Than State Law?	Same
Vote Required to Act by Written Consent Percent:	51%
Is Written Consent Rule More or Less Restrictive Than State Law?	Same
Vote Required for Merger or Other Transaction:	67%
Merger Vote Notes:	A provision of Illinois law from which Abbott has not opted out prohibits a corporation from engaging in a business combination (as defined in the statute) with an interested shareholder (as defined in the statute) for a period of 3 years after the interested shareholder became an interested shareholder, unless (1) before the transaction by which the interested shareholder became an interested shareholder the board approved that transaction or the business combination, or (2) the board approved the business combination after the transaction by which the interested shareholder became an interested shareholder and holders of two-thirds of shares not owned by the interested shareholder approve the business combination. The statute applies only to corporations that are reporting companies under the Securities Exchange Act of 1934 and (1) (a) have a principal place of business in Illinois or (b) have assets located in Illinois with a fair market value in excess of $1 million; and (2) (a) more than 10% of its shareholders are Illinois residents, (b) more than 10% of its shares are owned by Illinois residents, or (c) it has 2000 or more shareholders in Illinois.A provision of Illinois law from which Abbott has not opted out requires approval of holders of 80% of shares, including a majority of shares owned by disinterested shareholders (as defined in the statute), for a business combination (as defined in the statute), unless (1) two-thirds of disinterested directors approve the business combination, or (2) certain requirements as to price and procedure are satisfied.
Vote Required to Amend the Charter:	67%
Vote Required to Amend the Bylaws:	51%
Poison Pill	
Has Poison Pill?	No
Poison Pill Notes:	n/a
Other Defenses	
Business Combination Provision?	Yes
Fair Price Provision?	Yes
Control Share Acquisition Provision?	No
Stakeholder Constituency Provision?	Yes
Advance Notice Requirement?	Yes

From:	*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Thursday, December 27, 2012 6:04 PM
To:	shareholderproposals
Cc:	John A. Berry
Subject:	# 1 Rule 14a-8 Proposal Abbott Laboratories (ABT)`
Attachments:	CCE00012.pdf

Ladies and Gentlemen:
Please see the attached letter regarding the company no action request.
Sincerely,
John Chevedden
cc: Kenneth Steiner

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 27, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Abbott Laboratories (ABT)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 21, 2012 company request concerning this rule 14a-8 proposal.

This company request may be incomplete because it does not seem to address whether Illinois law has provisions that automatically call for a super majority vote unless the company opts out.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: John A. Berry <John.Berry@abbott.com>

Kenneth Steiner

From: Richman, Laura D. <LRichman@mayerbrown.com>
Sent: Friday, December 21, 2012 2:50 PM
To: shareholderproposals
Cc: *** FISMA & OMB Memorandum M-07-16 ***
Subject: Abbott Laboratories Shareholder Proposal Regarding Simple Majority Vote [MB-AME.FID647178]
Attachments: No-Action Letter - Simple Majority (FINAL VERSION).pdf

On behalf of Abbott Laboratories, I have enclosed a no-action request in connection with a shareholder proposal as further described therein.

Laura D. Richman, Esq.
Mayer Brown LLP
T +1 312 701 7304
lrichman@mayerbrown.com
F +1 312 706 8194
71 South Wacker Drive
Chicago, Illinois 60606

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



December 21, 2012

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by Kenneth Steiner

Ladies and Gentlemen:

On behalf of Abbott Laboratories ("Abbott" or the "Company") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Kenneth Steiner (together with John Chevedden, his designated proxy for the Proposal, the "Proponent") from the proxy materials for Abbott's 2013 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 15, 2013.

A notice on behalf of the Proponent was submitted on October 24, 2012, and a revised notice on behalf of the Proponent on November 15, 2012, containing the following proposed resolution for consideration at our 2013 annual shareholders' meeting:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Pursuant to Rule 14a-8(j), I have enclosed a copy of the proposed resolution, together with the supporting statement, as *Exhibit A* (the "Proposal"). I have also enclosed a copy of all relevant correspondence exchanged with the Proponent as *Exhibit B*. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponent of our intention to omit the Proposal from our 2013 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2013 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.



I. The Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(10) because it has been substantially implemented.

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy statement and form of proxy if the company has substantially implemented the proposal. The general policy underlying the substantially implemented basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976).

The Proposal has been substantially implemented because Abbott's Restated Articles of Incorporation (the "Articles") and By-laws (the "By-laws") do not contain any shareholder or director voting requirements that call for greater than a majority vote as permitted under the Illinois Business Corporation Act (the "IBCA"). The Articles do not contain any shareholder or director voting requirements, and none of the By-laws provisions regarding shareholder or director voting call for greater than the lowest majority vote permitted by the IBCA.

Article II, Section 7 of the By-laws states that if a quorum is present at a shareholder meeting, "the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on a matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by The Business Corporation Act of 1983 or the Articles of Incorporation, as in effect on the date of such determination." This is the only provision in the By-laws that addresses a shareholder voting requirement and is the lowest majority vote permitted by the IBCA.

Under Section 7.60 of the IBCA, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter, whether or not any shareholders abstain from voting rather than casting their votes for or against the matter, is required to approve the matter unless the IBCA or the articles of incorporation require a *higher* vote. Therefore, abstentions must be included in the calculation to determine if the requisite majority has been reached. As Abbott made clear in its 2012 proxy statement, "[s]hares represented by proxies which are present and entitled to vote on a matter but which have elected to abstain from voting on that matter will have the effect of votes against that matter." The "simple majority" voting standard requested by the Proponent is a "majority of the votes cast for and against" a proposal. This standard, which ignores abstentions, could result in a matter submitted for a shareholder vote being approved by less than the minimum shareholder vote required by the IBCA. The Proposal alternatively permits "a simple majority in compliance with applicable laws" and states that "[i]f necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws." The majority voting provision for shareholders contained in Abbott's By-laws satisfies this alternative requirement of the Proposal by representing the lowest majority shareholder voting standard permitted by state law.

The Staff has previously concurred on several occasions that proposals with objectives similar to the Proposal have been substantially implemented where the company's articles of incorporation or by-laws contained similar shareholder voting provisions to those of Abbott. In *Starbucks Corporation* (avail. Dec. 1, 2011), the Staff concurred that a shareholder proposal very similar to the Proposal had been substantially implemented by the company where the company's by-laws stated that, unless otherwise provided, shareholder "action on a matter is approved by a voting group if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action." We note that the cross reference to the Articles and statute in Abbott's By-law majority vote provision



(Article II, Section 7) is comparable to the Starbuck's by-law provision[1] that was in effect in the *Starbucks* no-action request granted by the Staff. Similarly, in *Express Scripts, Inc.* (avail. Jan. 28, 2010), the Staff concurred that a simple majority vote proposal was substantially implemented by a by-law requiring the vote of "a majority of the voting power of the stock issued and outstanding and entitled to vote thereon." See also *Time Warner Inc.* (avail. Mar. 10, 2011) (simple majority vote proposal was substantially implemented where by-law amendment had replaced 80% voting requirement with requirement of "the affirmative vote of the holders of a majority or more of the combined voting power of the then outstanding shares"); and *Celegene Corp.* (avail. Apr. 5, 2010) (simple majority vote proposal was substantially implemented where voting requirement to adopt, amend or repeal the company's by-laws required a vote of "not less than a majority" of the shares entitled to vote for the election of directors).

Similarly, under Section 8.15 of the IBCA, the act of the majority of directors at a meeting at which a quorum is present is the act of the board, unless the act of a *greater* number is required by the articles of incorporation or the by-laws. Accordingly, Article III, Section 7 of Abbott's By-laws states that "[t]he act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors." Although the standard under the IBCA and under the By-laws is a majority of the directors present rather than a "majority of the votes cast for and against," the IBCA does not permit a lower standard to be substituted by a company's articles of incorporation or by-laws. In *Starbucks Corporation* (avail. Nov. 27, 2012), the Staff concurred that a proposal received by the company in 2012 that was identical to that received in 2011 (see *Starbucks Corporation* (avail. Dec. 1, 2011), except that it omitted the word "shareholder," had been substantially implemented where the company's board of directors amended the company's by-laws to eliminate a requirement that amendments to the by-laws be approved by a vote of two-thirds of the board and replaced the provision with the default standard under applicable state law of the affirmative vote of a majority of directors present at a board meeting, provided a quorum is present. As in *Starbucks*, Abbott's By-law provision governing director voting at meetings represents the lowest majority director voting standard permitted by state law and therefore substantially implements the Proposal with respect to director voting.

More broadly, the Staff has consistently found proposals to have been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal. In *Texaco, Inc.* (avail. Mar. 28, 1991) (proposal requesting that the company adopt the "Valdez Principles" regarding environmental matters was substantially implemented by company policies and practices concerning environmental disclosure and compliance review), the Staff noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." See also *Wal-Mart Stores, Inc.* (avail. Mar. 30, 2010) (proposal requesting the board to adopt principles "for national and international action to stop global warming" based on six model principles was substantially implemented by a company climate strategy to reduce the carbon footprints of itself, its suppliers and its consumers and to be actively engaged in public policy dialogue); and *Merck & Co., Inc.* (avail. Mar. 14, 2012) (proposal requesting that the board issue an annual report to

---

[1] Section 1.6 (b) of Starbuck's by-laws provided: "If a quorum exists, action on a matter is approved by a voting group if the votes cast within the voting group favoring the action exceed the votes cast within the voting group opposing the action, unless the question is one upon which by express provision of the Washington Business Corporation Act, as amended ("WBCA"), the Articles of Incorporation, these bylaws or a condition imposed by the Board of Directors, a different vote is required." See http://www.sec.gov/Archives/edgar/data/829224/000095013409000410/v50997exv3w2.htm



shareholders disclosing procedures to ensure proper animal care was substantially implemented by Merck's public disclosures, which included an entire website page devoted to the essential objective of the proposal).

While the Articles and By-laws are not identical to the Proposal, they fully satisfy the Proposal's essential objective, which the supporting statement indicates is to ensure that the Company's governance reflects the preferences of a simple majority of the shareholders. The Staff has previously concluded that a company's actions do not have to be precisely those called for by the proposal so long as the company's actions satisfactorily address the proposal's essential objective. See e.g., *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal requesting the company to confirm that all current and future U.S. employees were legal workers was substantially implemented because the company had verified that 91% of its domestic workforce were legal workers); and *Talbots Inc.* (avail. Apr. 5, 2002) (proposal requesting the company to commit itself to implementation of a code of conduct based on International Labor Organization human rights standards was substantially implemented where the company had established its own business practice standards). See also *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *Hewlett-Packard Co.* (avail. Dec. 11, 2007); and *Intel Corp.* (avail. Mar. 11, 2003).

We note Article III, Section 9 of the By-laws also provides that a "majority of Directors then in office may also fill one or more vacancies arising between meetings of shareholders by reason of an increase in the number of Directors or otherwise." A comparable provision is contained in Article R-IX of the Articles. We do not believe that the Proposal is intended to cover director provisions such as this one (which is not, in any event, phrased as a "voting requirement"). Nevertheless, this provision also requires only a simple majority of directors in order to fill vacancies on the board of directors.

Based on the above, Abbott has substantially implemented the Proposal.

II. The Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(3) and Rule 14a-9 because it is materially false and misleading.

Rule 14a-8(i)(3) permits a registrant to omit a proposal from its proxy statement and the form of proxy if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." This basis for exclusion applies where the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. . ." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Proposal fails to sufficiently provide guidance on how the meaning and application of the phrase "simple majority in compliance with applicable laws" is to be interpreted, particularly in light of its juxtaposition with the final sentence of the Proposal's resolution, which states: "If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws." This final sentence appears to clarify the meaning of the term "simple majority" and define it as "a majority of the votes cast for and against." Reading the resolution of the Proposal as a whole, a shareholder could understand it to request that Abbott's board implement shareholder voting standards calling for approval of proposals and other actions by a "majority of the votes cast for and against." As discussed above, Section 7.60 of the IBCA does not permit such a standard. Illinois law requires as a minimum standard that shareholder action be approved by the affirmative vote of a



majority of the shares represented at the meeting and entitled to vote on a matter. As discussed above, this means that abstentions need to be counted in determining whether a proposal has received the requisite shareholder approval because such shares are entitled to be cast. It would be materially false and misleading to submit to shareholders a proposal that purports to be limited to changes that can be made in compliance with law when in fact there are no circumstances under which such proposal could be implemented in compliance with Illinois law.

The Staff has repeatedly permitted exclusion of proposals that were sufficiently vague and indefinite that the company and its shareholders would be unable to determine what the proposal entails or might interpret the proposal differently. For example, in *Fuqua Industries, Inc.* (avail. Mar. 12, 1991), the Staff concluded that a shareholder proposal may be excluded where the company and the shareholders could interpret the proposal differently such that "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." See also *Motorola, Inc.* (avail. Jan. 12, 2011) (allowing exclusion of a proposal requesting that the board negotiate "with senior executives to request that they relinquish...preexisting executive pay rights" as vague and indefinite because "the proposal [did] not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Prudential Financial, Inc.* (avail. Feb. 16, 2007) (allowing exclusion of a proposal urging the board to seek shareholder approval for certain senior management incentive compensation programs because the proposal failed to define key terms and was subject to differing interpretations); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (allowing exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance" where the proposal did not specify what was meant by "improved corporate governance" such that shareholders might not know precisely what they were voting either for or against); and *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) (quoting an SEC opinion in the matter: "it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. . . .We therefore did not feel that we would compel the company to include the proposal in its present form in its proxy statement.").

The Staff has also previously concurred that a proposal could be excluded as vague and indefinite under Rule 14a-8(i)(3) in a situation where, according to an opinion of counsel submitted by the company, the standard requested by the proponent could not be implemented in accordance with applicable law. See *Pfizer Inc.* (avail. Jan. 29, 2008) (proposal requested the board to amend the "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.").

Based on the above, the Proposal is materially false and misleading in violation of the proxy rules and may be omitted from Abbott's 2013 proxy materials.

III. The Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(2) because it would violate Illinois corporate law.

As indicated above, the Proposal is vague and indefinite because it could be understood to request that Abbott's board implement shareholder and director voting standards that could not be implemented in



compliance with Illinois law. To the extent that the Proposal could be so read, it can be omitted from Abbott's proxy materials pursuant to Rule 14a-8(i)(2), which permits exclusion of a proposal if its implementation would "cause the company to violate any state, federal, or foreign law to which it is subject." The Staff permitted the exclusion from Abbott's 2011 proxy materials of a slightly different proposal concerning voting standards from the same proponent on this basis, see *Abbott Laboratories* (avail. Feb. 2, 2011), and a more complete discussion of Illinois law is contained in Abbott's request in connection with that proposal.

[*Remainder of page intentionally left blank*]



IV. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2013 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the Proposal from our 2013 proxy materials, please contact me by phone at 847.938.3591 or via e-mail at John.Berry@abbott.com, or Jessica Paik by phone at 847.937.5550 or via email at Jessica.Paik@abbott.com. We may also be reached by facsimile at 847.938.9492. We would appreciate it if you would send your response to us via email or by facsimile. The Proponent may be reached by phone at ***FISMA & OMB Memorandum M-07-16***

Very truly yours,

John A. Berry

John A. Berry
Abbott Laboratories
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

Exhibit A

Proposal

[ABT: Rule 14a-8 Proposal, October 24, 2012, Revised November 15, 2012]
Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2006 with "High Governance Risk" and "Very High Concern" in Executive Pay – $25 million for our CEO Miles White.

Not included in Mr. White's total summary compensation were over $10 million in equity profits from the vesting of stock awards and exercised stock options. Mr. White had $5 million added to his pension which totaled $30 million. Both short- and long-term incentive pay for our highest paid executives was based on annual performance. Our company did not have a clawback policy to recover unearned executive pay due to fraud or profit restatements. Nancy McKinstry, a relatively new director, received by far our highest negative votes – a whooping 34%.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Simple Majority Vote Right – Proposal 4*

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Exhibit B

Additional Correspondence with Proponent

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, October 24, 2012 07:57 PM
To: Schumacher, Laura J
Cc: Berry, John A
Subject: Rule 14a-8 Proposal (ABT)

Dear Ms. Schumacher,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Miles D. White
Chairman
Abbott Laboratories (ABT)
100 Abbott Park Rd
Abbott Park IL 60064
Phone: 847 937-6100
Fax: 847 937-9555
FX: 847-937-3966

Dear Mr. White,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
FISMA & OMB Memorandum M-07-16 at:
FISMA & OMB Memorandum M-07-16
to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Laura J. Schumacher <Laura.Schumacher@abbott.com>
Corporate Secretary
John A. Berry <John.Berry@abbott.com>
PH: 847-938-3591
FX: 847-938-9492

[ABT: Rule 14a-8 Proposal, October 24, 2012]
Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, has rated our company "D" continuously since 2006 with "High Governance Risk" and "Very High Concern" in Executive Pay – $25 million for our CEO Miles White.

Not included in Mr. White's total summary compensation are over $10 million in equity profits from the vesting of stock awards and exercised stock options. Mr. White had $5 million added to his pension which now equals $30 million. Both short- and long-term incentive pay was based on annual performance. Our company did not have a clawback policy to recover unearned executive pay due to fraud or profit restatements. Nancy McKinstry, a relatively new director, received by far our highest negative votes – a whooping 34%.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Simple Majority Vote Right – Proposal 4*

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Klein, Amy B

From: Scrogham, Steven L
Sent: Tuesday, October 30, 2012 3:47 PM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Berry, John A; Klein, Amy B
Subject: Abbott Laboratories - Shareholder Proposal
Attachments: PROPOSALCHEVEDDEN103012.pdf.pdf

Mr. Chevedden,

Please see the attached letter responding to Mr. Steiner's shareholder proposal. The original is being sent to your attention via Federal Express.

Regards,

Steve Scrogham

Steven L. Scrogham
Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6C-1N
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (847) 938-6166
Fax: (847) 938-9492
E-mail: steven.scrogham@abbott.com



October 30, 2012

Via Federal Express & Email

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

This letter acknowledges timely receipt of the shareholder proposal submitted by Kenneth Steiner, who has designated you his proxy and instructed that we direct all communications to your attention. Our 2013 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 26, 2013.

Rule 14a-8 under the Securities Exchange Act of 1934 requires that the proponent submit verification of stock ownership. We await proof that Mr. Steiner has continuously owned his shares for at least one year preceding and including October 24, 2012 (the date that he submitted his proposal). Please submit this information to Abbott no later than 14 calendar days from the day you receive this letter. You may send your response to my attention.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Steven L. Scrogham

cc: John A. Berry
Kenneth Steiner

866162v2


Abbott
A Promise for Life

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 02, 2012 4:12 PM
To: Scrogham, Steven L
Subject: Rule 14a-8 Proposal (ABT) tdt

Mr. Scrogham, Attached is the stock ownership letter. Please let me know by Tuesday whether there is any question.
Sincerely,
John Chevedden
cc: Kenneth Steiner



Post-it® Fax Note 7671

To Steven Scroghan	Date 11-2-12	# of pages ▶
Co./Dept.	From John Chevedden	
Phone #	Co.	
Fax # 847-938-9492	Phone ***FISMA & OMB Memorandum M-07-16***	
	Fax #	

November 1, 2012

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Re: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 1,800 shares of Abbott Labs (ABT) and 1,500 shares of American Express Co. (AXP) in TD Ameritrade Clearing, Inc. DTC #0188, account ending ***FISMA & OMB Memorandum M-07-16*** since October 1, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Nathan Stark

Nathan Stark
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12

RECEIVED
NOV 02 2012
SECURITIES & BENEFITS DEPT.

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Miles D. White
Chairman
Abbott Laboratories (ABT)
100 Abbott Park Rd
Abbott Park IL 60064
Phone: 847 937-6100
Fax: 847 937-9555
FX: 847-937-3966

REVISED NOV. 15, 2012

Dear Mr. White,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: ***FISMA & OMB Memorandum M-07-16*** at: ***FISMA & OMB Memorandum M-07-16*** to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner
Rule 14a-8 Proponent since 1995

10-18-12
Date

cc: Laura J. Schumacher <Laura.Schumacher@abbott.com>
Corporate Secretary
John A. Berry <John.Berry@abbott.com>
PH: 847-938-3591
FX: 847-938-9492

[ABT: Rule 14a-8 Proposal, October 24, 2012, Revised November 15, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, had rated our company "D" continuously since 2006 with "High Governance Risk" and "Very High Concern" in Executive Pay – $25 million for our CEO Miles White.

Not included in Mr. White's total summary compensation were over $10 million in equity profits from the vesting of stock awards and exercised stock options. Mr. White had $5 million added to his pension which totaled $30 million. Both short- and long-term incentive pay for our highest paid executives was based on annual performance. Our company did not have a clawback policy to recover unearned executive pay due to fraud or profit restatements. Nancy McKinstry, a relatively new director, received by far our highest negative votes – a whooping 34%.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Simple Majority Vote Right – Proposal 4*

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***